For Immediate Release: September 25, 2024 Attention: Business Editors VERSABANK ANNOUNCES REDEMPTION OF NON-CUMULATIVE SERIES 1 PREFERRED SHARES (NVCC) LONDON, ONTARIO/CNW/ - VersaBank (TSX: VBNK) (“VersaBank” or the “Bank”) today announced its intention to redeem all outstanding Non-cumulative 5-Year Rate Reset Preferred Shares, Series 1 (Non- Viability Contingent Capital (NVCC)) ("Series 1 Preferred Shares") of the Bank on October 31, 2024 at a price equal to $10.00 per share together with all declared and unpaid dividends to the Redemption Date. The redemption has been approved by the Office of the Superintendent of Financial Institutions and will be financed out of the general funds of the Bank. This redemption is part of the Bank's ongoing management of its regulatory capital. On September 4, 2024, the Board of Directors of the Bank declared quarterly dividends of $0.1693 per Series 1 Preferred Share. These will be the final dividends on the Series 1 Preferred Shares, and will be paid in the usual manner on October 31, 2024 to shareholders of record on October 4, 2024, as previously announced. After October 31, 2024, the Series 1 Preferred Shares will cease to be entitled to dividends and the only remaining rights of holders of such shares will be to receive payment of the redemption amount. Beneficial holders who are not directly the registered holder of Series 1 Preferred Shares should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds. Inquiries should be directed to our Registrar and Transfer Agent, Odyssey Trust Company at 1-888-290-1175. ABOUT VERSABANK VersaBank is a North American bank (federally chartered in Canada and the U.S.) with a difference. VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its lending electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program (RPP) funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X.